Exhibit 21.1

SUBSIDIARIES OF ESCHELON TELECOM, INC

NAME	JURISDICTION OF INCORPORATION
Eschelon Operating Company	Minnesota
Eschelon Telecom of Arizona, Inc.	Minnesota
Eschelon Telecom of Colorado, Inc.	Minnesota
Eschelon Telecom of Minnesota, Inc.	Minnesota
Eschelon Telecom of Nevada, Inc.	Minnesota
Eschelon Telecom of Oregon, Inc.	Minnesota
Eschelon Telecom of Utah, Inc.	Minnesota
Eschelon Telecom of Washington, Inc.	Minnesota